Exhibit 21.1

List of Principal Subsidiaries of the Company

as of December 31, 2024

Name of Entity	Jurisdiction of Incorporation/Organization
Future Fintech (Hong Kong) Limited	Hong Kong
Fuce Future Supply Chain (Xi’an) Co., Ltd.	PRC
Future Commercial Group Ltd.	PRC
Fengtongxiang Supply Chain (Chengdu) Co., Ltd.	PRC
Future Big Data (Chengdu) Co., Ltd.	PRC
Future Commercial Management Co., Ltd.	PRC
Future Commercial Management (Hainan) Co., Ltd.	PRC
Future Trading (Chengdu) Co., Ltd.	PRC
Future Information Service (Shenzhen) Co., Ltd.	PRC
FTFT International Securities and Futures Limited	Hong Kong